U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

     [ ] Form 10-K and Form 10-KSB [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q
     [ ] Form N-SAR

     For Period Ended:    March 31, 1996 . . . . . . . . . . . . . . . . . . .
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:  . . . . . . . . . . . . . . . . . . . .



Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      . . . . . . . . . . . . . . . . . . . . . . . . . . . . .



Part I--Registrant Information



     Full Name of Registrant:  SVI HOLDINGS, INC.
     Former Name if Applicable:  WILSON CAPITAL, INC.
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Address of Principal Executive Office: 9364 Cabot Drive, Suite B
      . . . . . . . . . . . . . . .San Diego, CA 92126



Part II--Rules 12b-25(b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589, effective April 12, 1989,
 54 F.R. 10306.]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





Part III--Narrative



State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589, effective April 12, 1989, 54 F.R. 10306.]

     The Registrant is unable to file its Quarterly Report on Form 10-QSB for the period ended March 31, 1996 by the prescribed date due to unavoidable delays in finalizing certain information relating to a certain acquisition. The delays in finalizing the information could not be eliminated without unreasonable effort or expense. The Registrant anticipates filing its Form 10-QSB for the period ended March 31, 1996 on or before the fifth calendar day following the prescribed due date.



Part IV--Other Information



(1) Name and telephone number of person to contact in regard to this notification:

Russell Schechter                             619                 693-4344
(Name)                                      (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                [X]Yes   [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [X] Yes   [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Material changes in the results of operations from the corresponding period for the last fiscal year are expected as a result of the disposal of Tango Products USA, Inc. and the acquisition of a foreign subsidiary. Due to the timing of the finalization of the acquisition of the foreign subsidiary, the financial information required in order to provide a reasonable estimate of the results for the quarter ended March 31, 1996 was not available at the due date of the Form 10-QSB for this period.

                       SVI HOLDINGS, INC.
           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 1996         By:. . . . . . . . . . . . . . . .
                                 Russell Schechter